

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 28, 2008

Don Stichler
Principal Financial Officer, Chief Accounting Officer
Southwall Technologies, Inc.
3788 Fabian Way
Palo Alto, California 94303

      Re: Southwall Technologies, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2006
               Form 10-Q for the Period Ended September 30, 2007
               File No. 0-15930

Dear Mr. Stichler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                  Sincerely,

                  John Cash
                  Accounting Branch Chief